

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my



05005345

BY COURIER

Our Ref : KLK/SE

14 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
3 Jan. 2005	Kuala Lumpur Kepong Berhad ("KLK" or "Company") Kuala Lumpur High Court Suit D4-22-1805-2004
6 Jan. 2005	Thirty-Second Annual General Meeting and Extraordinary General Meeting
8 Jan. 2005	Listed Companies' Crop – December 2004
13 Jan. 2005	Dissolution of two subsidiaries: 1. Demuth Limited ("Demuth")] 2. Personality Beauty Products Limited ("PBPL")

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong

Attention : Ms Tintin Subagyo

sh/adr/2005/jan2005

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)



Form Version 2.0

General Announcement

Submitted by MB_CIMB on 03/01/2005 06:03:34 PM
Reference No MM-050103-62837

Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**KUALA LUMPUR KEPONG BERHAD**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**MERISSA WONG**
* Designation	:	**SENIOR MANAGER**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" OR "COMPANY")
KUALA LUMPUR HIGH COURT SUIT D4-22-1805-2004

* **Contents :-**

We refer to the announcement made on 16 December 2004.

On behalf of KLK, we wish to announce that the application by Glamour Green Sdn Bhd ("GGSB") on 16 December 2004 for an injunction against AmBank Berhad, KLK and Ablington Holdings Sdn Bhd ("AHSB") alleging wrongful sale of the 35 million ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad ("LPF") is fixed for a hearing on 24 January 2005 for all relevant parties to attend.

KLK and AHSB have taken and will take the necessary legal actions in connection to the suit.

In addition, KLK and AHSB have also applied for an order from the High Court of Malaya at Kuala Lumpur for the preservation of assets in LPF ("KLK Application"). The KLK Application was served on GGSB and LPF on 29 December 2004. The hearing date for the KLK Application is also on 24 January 2005.

(This announcement is dated 3 January 2005)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:





Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **06/01/2005 10:39:46 AM**
Reference No **KL-050106-DF211**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

THIRTY-SECOND ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that the Company's Thirty-second Annual General Meeting ("AGM") will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan on Wednesday, 23 February 2005 at 12.30 p.m.

An Extraordinary General Meeting of the Company will also be held at the same venue and on the same day of the Company's Thirty-second AGM immediately following the conclusion of the Company's Thirty-second AGM.

The Notice of Meetings are set out in the attachment below.




Notice of AGM.pdf NOTICE OF EGM.p

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Thirty-second Annual General Meeting of the Company will be held at the registered office, Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 23 February 2005 at 12.30 p.m. for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2004 and the Directors' and Auditors' reports thereon.
   (ORDINARY RESOLUTION 1)

2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax and a special dividend of 15 sen per share less 28% Malaysian Income Tax. (ORDINARY RESOLUTION 2)

3. To re-elect YM Tengku Robert Hamzah as a Director.
   (ORDINARY RESOLUTION 3)

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong (ORDINARY RESOLUTION 4)
   (ii) R. M. Alias (ORDINARY RESOLUTION 5)

5. To fix and approve Directors' fees for the year ended 30 September 2004 amounting to RM706,000 (2003: RM646,000) (ORDINARY RESOLUTION 6)

6. To appoint Auditors and to authorise the Directors to fix their remuneration.
   (ORDINARY RESOLUTION 7)

7. To transact any other ordinary business of the Company.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 January 2005

Notes

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 14 February 2005 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final and special dividends, if approved, will be paid on 21 March 2005 to all shareholders on the Register of Members as at 24 February 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividends only in respect of:

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 22 February 2005 in respect of shares which are exempted from Mandatory Deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 24 February 2005 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 24 February 2005 will be registered for entitlements to the dividend payments.

(5) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 5 are shown on pages 6 to 9 of the 2004 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 23 February 2005 immediately following the conclusion or adjournment (as the case may be) of the Company's Thirty-Second Annual General Meeting which will be held at the same venue and on the same day at 12.30 p.m., for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION 1
PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

"THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Securities") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 70,900,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 709,977,128 shares of RM1.00 each as at 1 December 2004) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2004 was RM874 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Securities or any other relevant authority."

ORDINARY RESOLUTION 2
PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS AS SET OUT IN APPENDIX I OF THE CIRCULAR

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in Appendix I of the Circular to Shareholders dated 6 January 2005 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire

at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

ORDINARY RESOLUTION 3
PROPOSED EX-GRATIA PAYMENT OF RM400,000 TO MR. CHARLES LETTS

"THAT an ex-gratia payment of Ringgit Malaysia Four Hundred Thousand only (RM400,000) by the Company to Mr. Charles Letts in recognition and appreciation for his long service and contribution to the Company, be and is hereby approved;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the proposed ex-gratia payment with full powers to assent to any modifications, variations and/or amendments (if any) as the Directors may deem fit or necessary in connection with the proposed ex-gratia payment."

ORDINARY RESOLUTION 4
PROPOSED EX-GRATIA PAYMENT OF RM400,000 TO MR. YEOH CHIN HIN

"THAT an ex-gratia payment of Ringgit Malaysia Four Hundred Thousand only (RM400,000) by the Company to Mr. Yeoh Chin Hin in recognition and appreciation for his long service and contribution to the Company, be and is hereby approved;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the proposed ex-gratia payment with full powers to assent to any modifications, variations and/or amendments (if any) as the Directors may deem fit or necessary in connection with the proposed ex-gratia payment."

ORDINARY RESOLUTION 5
PROPOSED EX-GRATIA PAYMENT OF RM150,000 TO MAJ-GEN (R) DATO' SERI DR. MAHMOOD SULAIMAN

"THAT an ex-gratia payment of Ringgit Malaysia One Hundred and Fifty Thousand only (RM150,000) by the Company to Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman in recognition and appreciation for his long service and contribution to the Company, be and is hereby approved;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the proposed ex-gratia payment with full powers to assent to any modifications, variations and/or amendments (if any) as the Directors may deem fit or necessary in connection with the proposed ex-gratia payment."

By Order of the Board
J C LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan
Malaysia

6 January 2005

Notes:

1. For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 14 February 2005 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

2. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote on his behalf. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/01/2005 08:29:46 AM**
Reference No **KL-050108-2230C**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
December 2004

* **Contents :-**

We submit below the crop figures for the month of **December 2004** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327	170,317	**195,902**
Crude Palm Oil (mt)	39,608	35,989	**41,168**
Palm Kernel (mt)	9,354	8,394	**9,764**
Rubber (kg)	2,307,079	1,763,548	**2,695,441**

	2005								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									

/gcs



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **13/01/2005 04:24:47 PM**
Reference No **KL-050113-D9436**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dissolution of two Subsidiaries:

1. **Demuth Limited ("Demuth")**
2. **Personality Beauty Products Limited ("PBPL")**

* **Contents :-**

We wish to advise that Demuth and PBPL, both inactive wholly-owned subsidiaries of Standard Soap Company Limited ("Standard Soap") were dissolved pursuant to Section 652A of the United Kingdom Companies Act, 1985 and ceased to be subsidiaries of Standard Soap on 28 December 2004. Standard Soap is a wholly-owned subsidiary of KLK.

The notifications of dissolution from the Companies House, United Kingdom were received by KLK today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

sh